SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

INTEGRATED DEVICE TECHNOLOGY, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

INTEGRATED DEVICE TECHNOLOGY, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(TITLE OF CLASS OF SECURITIES)

458118106

(CUSIP NUMBER OF CLASS OF SECURITIES)

J. VINCENT TORTOLANO, ESQ.

GENERAL COUNSEL

INTEGRATED DEVICE TECHNOLOGY, INC.

6024 SILVER CREEK VALLEY ROAD

SAN JOSE, CALIFORNIA 95138

(408) 284-8200

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

MARK V. ROEDER, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$ 9,557,545	$ 533.31

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Valuation assumes that all outstanding options to purchase shares of Integrated Device Technology, Inc. common stock that may be eligible for exchange in the offer will be exchanged pursuant to the offer. These options cover an aggregate of 15,766,323 shares of Integrated Device Technology, Inc. common stock and have an aggregate value of $ 9,557,545 as of October 1, 2009, calculated using the Black-Scholes option pricing model.

**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$ 533.31	Filing party:	Integrated Device Technology, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 2, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by Integrated Device Technology, Inc. (“IDT”) with the Securities and Exchange Commission on October 2, 2009, as previously amended and supplemented on October 14, 2009 (as amended, the “Schedule TO”). Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 2 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein. This Amendment No. 2 is the final amendment to the Schedule TO and reports the results of the tender offer. This Amendment No. 2 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction

(a) Material Terms

Item 4 of the Schedule TO is hereby amended and supplemented to add the following information:

“The option exchange expired on October 30, 2009 at 9:00 P.M. Pacific Time. A total of 992 eligible employees participated in the option exchange. Pursuant to the terms and conditions of the option exchange, IDT accepted for exchange options to purchase an aggregate of 9,992,195 shares of IDT common stock, representing 61% of the total number of options eligible for exchange. All surrendered options were cancelled effective as of the expiration of the option exchange, and immediately thereafter, in exchange therefor, IDT granted new options with an exercise price of $5.88 per share (representing the per share closing price of IDT common stock on October 30, 2009, as reported on the Nasdaq Global Select Market) to purchase an aggregate of 3,329,036 shares of IDT common stock under the Integrated Device Technology, Inc. 2004 Equity Plan.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2009	INTEGRATED DEVICE TECHNOLOGY, INC.

	By:	/S/ RICHARD D. CROWLEY, JR.
	Name:	Richard D. Crowley, Jr.
	Title:	Vice President, Chief Financial Officer